AMENDMENT NO. 1 TO
CREDIT AGREEMENT

AMENDMENT NO. 1 TO CREDIT AGREEMENT, dated as of May 23, 2023 (this “Amendment”), by and among OATLY INC., a Delaware corporation (the “U.S. Borrower”), OATLY AB, a limited liability company organized under the laws of Sweden (the “Swedish Borrower” and, together the U.S. Borrower, the “Borrowers”) and Lenders constituting the Required Lenders (each such Lender, a “Waiving Lender” and collectively, the “Waiving Lenders”).

WHEREAS, reference is made to that certain Credit Agreement, dated as of April 18, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Original Credit Agreement”, and as amended pursuant to this Amendment, the “Credit Agreement”), among OATLY GROUP AB (PUBL), a limited liability company organized under the laws of Sweden (“Parent”), CEREAL BASE CEBA AB, a limited liability company organized under the laws of Sweden (“Holdings”) OATLY INC., a Delaware corporation (the “U.S. Borrower”), OATLY AB, a limited liability company organized under the laws of Sweden (the “Swedish Borrower” and, together the U.S. Borrower, the “Borrowers”), each lender from time to time party thereto (collectively, the “Lenders” and individually, a “Lender”) and the Administrative Agent and the Security Agent.

WHEREAS, it is contemplated that the Parent will issue additional 9.25% Convertible Senior PIK Notes due 2028, pursuant to that certain Investment Agreement (the “Additional Investment Agreement”) dated as of May 9, 2023 in an original principal amount of $35,000,000 (the “Additional Convertible Bonds”).

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and for other valuable consideration, the parties hereto hereby agree as follows:

Section 1.
Definitions. Each capitalized term used herein and not otherwise defined in this Amendment shall be defined in accordance with the Credit Agreement, unless as otherwise indicated or the context otherwise requires.
Section 2.
Additional Convertible Bonds. On and as of the Amendment No. 1 Effective Date (as defined below), the Waiving Lenders each confirm that, for the purpose of paragraph (b)(iii) of clause 12.4 (Incurrence of Unsecured Convertible Notes Liabilities) of the Intercreditor Agreement the Additional Convertible Bonds are permitted or not prohibited by the Loan Documents.
Section 3.
Amendments to Original Credit Agreement. Subject to the satisfaction of the conditions set forth in Section 6 hereto, the Original Credit Agreement is hereby amended as of the Amendment No. 1 Effective Date (as defined below) as follows
(i)
Each of the following defined terms in Section 1.01 of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Convertible Bonds” means the Parent’s (i) 9.25% Convertible Senior PIK Notes due 2028, issued pursuant to that certain Investment Agreement dated as of March 14, 2023 by and among Parent and certain purchasers thereof, (ii) 9.25% Convertible Senior PIK Notes due 2028, issued pursuant to that certain Subscription Agreement dated as of March 14, 2023 by and among Parent and certain purchasers thereof and (iii) 9.25% Convertible Senior PIK Notes due 2028, issued pursuant to that certain Investment Agreement dated as of May 9, 2023 by and among the Company and a certain purchaser thereof.

“Subordinated Financing” means, collectively, any funds provided to the Parent pursuant to any security, instrument or agreement, other than Capital Stock, and the net proceeds of which are contributed by Parent to Holdings and by Holdings to the Swedish Borrower, and that pursuant to its terms: (a) does not (including upon the happening of any event (other than customary prepayment or redemption events upon the occurrence of a fundamental change, asset purchase offer, acceleration upon event of default and purchase offer in case of rejection of convertible bond terms by registrar)) mature or require any amortization prior to the date falling four months after the maturity of the Initial Term Loans (other than through conversion or exchange of any such security or instrument for Capital Stock that is not Disqualified Stock or for any other security or instrument meeting the requirements of this definition), (b) does not (including upon the happening of any event (other than customary prepayment or redemption events upon the occurrence of a fundamental change, asset purchase offer, acceleration upon event of default and purchase offer in case of rejection of convertible bond terms by registrar)) require the payment in cash or otherwise, of interest prior to the date falling four months after the maturity of the Facilities (provided that interest may accrete while such Subordinated Financing is outstanding and accretion interest may become due upon maturity as permitted by clause (a) or acceleration of maturity and any interest may be satisfied at any time by the issue to the holders thereof of additional Subordinated Financing), (c) is not secured by a Lien or any assets of the Parent or a Restricted Subsidiary and is not guaranteed by any Restricted Subsidiary of the Parent, (d) is contractually subordinated and junior in right of payment to the prior payment in full in cash of all obligations (including principal, interest, premium (if any) and additional amounts (if any)) of the Borrowers and the Loan Parties under the Facilities pursuant to the Intercreditor Agreement and (e) is not (including upon the happening of any event) mandatorily convertible or exchangeable, or convertible or exchangeable at the option of the holder, in whole or in part, prior to the date on which the Facilities mature other than into or for Capital Stock of the Parent that is not Disqualified Stock.

(ii)
Section 7.01(c) of the Original Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Indebtedness of Parent in respect of the Convertible Bonds so long as the Convertible Bonds constitute a Subordinated Financing up to an aggregate outstanding principal amount as of any date not to exceed $335,000,000 plus any capitalized or “paid-in-kind” interest accruing thereon, which Indebtedness shall be subject to the Intercreditor Agreement; provided that the Parent issues the 9.25% Convertible Senior PIK Notes due 2028 described in clause (iii) of the definition of “Convertible Bonds” (and receives the net cash proceeds thereof) on or before June 30, 2023 (or such later date as the Required Lenders may agree in their sole discretion);”

Section 4.
Representations and Warranties. Each of the Borrowers represents and warrants to the Administrative Agent, the Security Agent and the Lenders that:

(a) This Amendment has been duly authorized, executed and delivered by each Borrower and this Amendment and the Credit Agreement constitute legal, valid and binding obligations of each Borrower and are enforceable against each Borrower in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) no Default or Event of Default has occurred and is continuing as of the date hereof other than any Default or Event of Default referred to in Section 5 below.

Section 5.
Waiver. As of the Amendment No. 1 Effective Date, each Waiving Lender hereby agrees to waive any Default or Event of Default caused by the Convertible Bonds outstanding at such time not being in compliance with the requirements of clause (a) or (b) of the definition of “Subordinated Financing” in the Original Credit Agreement.

The aforementioned waivers are limited in nature and shall only apply to the obligations of the Borrowers explicitly set forth above. Nothing contained herein is intended to or shall be deemed or construed to (i) constitute a waiver of any other payment obligations in respect of the Credit Agreement, (ii) constitute a waiver of compliance with any other term or provision of the Credit Agreement or applicable law (expect as explicitly set forth above) or (iii) establish a custom or course of dealing between the Borrowers, on the one hand, and the Administrative Agent and/or any Lender, on the other hand.

Section 6.
Effectiveness.
6.1
Conditions Precedent. This Amendment shall become effective only upon the satisfaction (or waiver) of each of the following conditions precedent (the date of satisfaction of such conditions being referred to herein as the “Amendment No. 1 Effective Date”):
(i)
The Administrative Agent shall have received executed counterparts of:
(a)
this Amendment from the U.S. Borrower, the Swedish Borrower, the Required Lenders and the Administrative Agent;
(b)
the Additional Investment Agreement from each of the parties thereto; and
(c)
that certain Amendment Letter, dated as of the date hereof, by and among the Borrowers, the other Loan Parties party thereto, Wilmington Trust (London) Limited, as New Security Agent and New Agent and the other financial institutions party thereto.
(ii)
Immediately after giving effect to this Amendment, the representations and warranties of the Borrowers and each other Loan Party contained in Article V of the Credit Agreement, are true and correct in all material respects on and as of the Amendment No. 1 Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date.
(iii)
Immediately after the occurrence of the Amendment No. 1 Effective Date, no Event of Default shall exist and be continuing.

(iv) All fees and expenses required to be paid to the Administrative Agent and the Lenders pursuant to the Credit Agreement (including reimbursement or payment of all reasonable and documented in reasonable detail out-of-pocket expenses required to be reimbursed or paid by the Borrowers pursuant to the Credit Agreement) shall have been paid in full.

Section 7.
Miscellaneous.
7.1
Credit Agreement Unaffected.
(i)
Each reference that is made in the Original Credit Agreement or any Loan Document to “this Agreement” shall hereafter be construed as a reference to the Credit Agreement. Except as otherwise specifically provided herein, all provisions of the Original Credit Agreement shall remain in full force and effect and be unaffected hereby. This Amendment is a Loan Document.

(ii)
The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Administrative Agent, any Lender under the Original Credit Agreement or any Loan Document or constitute a waiver or amendment of any other provision of the Original Credit Agreement or any Loan Document (as amended hereby) except as and to the extent expressly set forth herein.
7.2
Reaffirmation. As of the Amendment No. 1 Effective Date, each Borrower hereby acknowledges its receipt of a copy of this Amendment and its review of the terms and conditions hereof and consents to the terms and conditions of this Amendment and the transactions contemplated hereby. As of the Amendment No. 1 Effective Date, each Borrower hereby (subject to the Legal Reservations and Perfection Requirements) (a) affirms and confirms the guarantees, pledges, grants of security interests and other undertakings under the Original Credit Agreement and the other Loan Documents of such Borrower, and (b) agrees that (i) each Loan Document shall continue to be in full force and effect and (ii) all guarantees, pledges, grants of security interests and other undertakings thereunder shall continue to be in full force and effect, apply to the amendments of each Loan Document (as amended hereunder), and shall accrue to the benefit of the Secured Parties.
7.3
Counterparts. This Amendment may be executed in any number of counterparts, by different parties hereto in separate counterparts and by facsimile or other electronic signature, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar applicable state laws based on the Uniform Electronic Transactions Act.
7.4
Expenses. The Borrowers agree to pay all reasonably incurred and documented costs and expenses incurred by the Administrative Agent in connection with the preparation, negotiation and execution of this Amendment, including, without limitation, the reasonable costs, fees, expenses and disbursements of the Administrative Agent’s legal counsel; provided, however, that the Borrowers shall not be liable for such costs and expenses in excess of amounts separately agreed.
7.5
Severability. Any term or provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment, and the effect thereof shall be confined to the term or provision so held to be invalid or unenforceable.
7.6
Entire Agreement. This Amendment is specifically limited to the matters expressly set forth herein. This Amendment and all other instruments, agreements and documents executed and delivered in connection with this Amendment embody the final, entire agreement among the parties hereto with respect to the subject matter hereof and supersede any and all prior commitments, agreements, representations and understandings, whether written or oral, relating to the matters covered by this Amendment, and may not be contradicted or varied by evidence of prior, contemporaneous or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto relating to the subject matter hereof or any other subject matter relating to the Credit Agreement.
7.7
Governing Law; Submission to Jurisdiction, Venue. The rights and obligations of all parties hereto shall be governed by the laws of the State of New York. The provisions of Section 10.15 of the Original Credit Agreement apply to this Amendment, mutatis mutandis.

7.8
JURY TRIAL WAIVER. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG THE PARTIES HERETO, OR ANY THEREOF, ARISING OUT OF, IN CONNECTION WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AMENDMENT OR ANY NOTE OR OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE INCREMENTAL TRANSACTIONS RELATED THERETO.
7.9
Bail-in. The provisions of Section 10.24 of the Original Credit Agreement apply to this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto as of the date first written above.

THE BORROWERS:

OATLY AB

By: /s/ Christian Hanke

Name: Christian Hanke

Title: Authorized Signatory

OATLY INC.

By: /s/ Ola Thomson

Name: Ola Thomson

Title: Officer

THE LENDERS:

SILVER POINT FINANCE, LLC, as

Syndication Agent and Lead Lender

By: /s/ Jesse Dorigo

Name: Jesse Dorigo

Title: Authorized Signatory

SPECIALTY CREDIT FACILITY II ON MM, LLC, as Lender

By: /s/ Jesse Dorigo

Name: Jesse Dorigo

Title: Authorized Signatory

SILVER POINT SPECIALTY CREDIT III MASTER FUND, L.P., as Lender

By Silver Point Specialty Credit Fund III Management, LLC as its investment manager

By: /s/ Jesse Dorigo

Name: Jesse Dorigo

Title: Authorized Signatory

SOFA FACILITY HOLDINGS, LLC, as

Lender

By: /s/ Jesse Dorigo

Name: Jesse Dorigo

Title: Authorized Signatory

SILVER POINT LOAN FUNDING, LLC, as

Lender

By: /s/ Jesse Dorigo

Name: Jesse Dorigo

Title: Authorized Signatory

SILVER STAR FACILITY, LLC, as

Lender

By: /s/ Jesse Dorigo

Name: Jesse Dorigo

Title: Authorized Signatory